Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of April 14, 2026, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

APELLIS PHARMACEUTICALS, INC.

at

$41.00 per share, net in cash, plus one non-transferable

contingent value right for each share, which represents

the contractual right to receive contingent cash payments of up to an aggregate of $4.00 per share upon the achievement of specified milestones,

pursuant to the Offer to Purchase, dated April 14, 2026

by

ASPEN PURCHASER SUB, INC.

a wholly owned indirect subsidiary of

BIOGEN INC.

Aspen Purchaser Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Biogen Inc., a Delaware corporation (“Biogen”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding (the “Cash Amount”), plus (ii) one contractual, non-transferable contingent value right per Share (each, a “CVR”) representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Biogen, Apellis and a rights agent (the “Rights Agent”) mutually acceptable to Biogen and Apellis (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 14, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Each CVR represents the contractual, non-transferable contingent right to receive cash payments (each, a “Milestone Payment”) of up to an aggregate of $4.00 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of the following milestones (each, a “Milestone”): (i) $2.00 per CVR, upon the first achievement of Annual Net Sales (as defined in the CVR Agreement) of at least $1,500,000,000 attributable to SYFOVRE and related products in the aggregate during any calendar year ending December 31, 2027, 2028, 2029 or 2030 (the “Net Sales Milestone 1”); and (ii) $2.00 per CVR, upon the first achievement of Annual Net Sales of at least $2,000,000,000 attributable to SYFOVRE and related products in the aggregate during any calendar year ending December 31, 2027, 2028, 2029, 2030 or 2031 (the “Net Sales Milestone 2”), provided that if Net Sales Milestone 1 is not achieved prior to December 31, 2030 but Net Sales Milestone 2 is achieved during the 2031 calendar year, then the Net Sales Milestone 2 payment will instead be $4.00 per CVR. Each Milestone may be achieved and paid only once; if the Annual Net Sales threshold is met in multiple calendar years, only the first achievement triggers payment.

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC will not be obligated to pay brokerage fees or commissions to Equiniti Trust Company, LLC, which is acting as depositary and paying agent for the Offer (the “Depositary”), or Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”), or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. U.S. federal income tax backup withholding may be required unless an exemption applies and is provided to the Depositary or unless the required taxpayer identification information and certain other certifications are provided to the Depositary. See Instruction 9 of the Letter of Transmittal. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institutions as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,

EASTERN TIME, ON MAY 13, 2026 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MAY 13, 2026),

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 31, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Biogen, Purchaser and Apellis. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Apellis, with Apellis continuing as the surviving corporation and a wholly owned subsidiary of Biogen (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger will become effective upon the time of the due filing of a certificate of merger in respect of the Merger with, and acceptance by, the Secretary of State of Delaware, or at such subsequent time and date as Biogen and Apellis will, subject to the terms of the Merger Agreement, agree and specify in such certificate of merger (the “Effective Time”).

At the Effective Time, each Share (other than Shares that are (i) held in the treasury of Apellis, (ii) irrevocably accepted for purchase in the Offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time and (iv) held by stockholders who are entitled to, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price without interest, subject to reduction for any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Apellis will cease to be a publicly traded company and will become a wholly owned subsidiary of Biogen. The terms of the Merger Agreement are more fully described in the Offer to Purchase.

The obligation of Purchaser to purchase Shares tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (the “Offer Conditions”), including: (i) that, immediately prior to the Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares then beneficially owned by Biogen or any subsidiary of Biogen, represent at least one Share more than 50% of the Shares then outstanding (the “Minimum Condition”); (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Regulatory Condition”); (iii) the absence of any order, executive order, stay, decree, judgment, injunction (preliminary or permanent) or law issued, enacted, promulgated, enforced or entered by a governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets, in each case, that are material to Biogen and its subsidiaries, taken as a whole, or to Apellis and its subsidiaries, taken as a whole, that is in effect as of immediately prior to the Expiration Time which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger (the “Non-Prohibition Condition”); (iv) the accuracy of the representations and warranties of Apellis contained in the Merger Agreement as of immediately prior to the Expiration Time , subject to varying materiality thresholds specified therein, including that (A) the representation regarding the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) since December 31, 2025 must be true and correct in all respects, (B) specified representations regarding capitalization must be true and correct in all but de minimis respects, (C) specified representations regarding corporate organization, authority, absence of conflict with organizational documents and brokers must be true and correct in all material respects and (D) all other representations must be true and correct except where the failure to be so would not reasonably be expected to have a Company Material Adverse Effect (collectively, the “Representations Condition”); (v) Apellis’ compliance with, and performance of, in all material respects all of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time (the “Covenants Condition”); (vi) the receipt by Biogen of a certificate, dated as of the date on which the Acceptance Time (as defined in the Merger Agreement) occurs, signed by an executive officer of Apellis certifying that the Representations Condition and the Covenants Condition have been satisfied; and (vii) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”). The Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition and the Termination Condition may not be waived by Biogen or Purchaser without the prior written consent of Apellis. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The Offer and any withdrawal rights will expire at the end of the day, Eastern Time, on May 13, 2026 (one minute after 11:59 p.m., Eastern Time, on May 13, 2026) (the “Expiration Time”), unless the Offer is extended pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The board of directors of Apellis unanimously recommends that Apellis stockholders tender their Shares pursuant to the Offer. The board of directors of Apellis has unanimously (i) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the Merger Agreement and the CVR Agreement and consummate the Merger and that the stockholders of Apellis accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared the advisability of the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, (iv) declared that the terms of the Offer and the Merger are fair to Apellis and its stockholders and (v) resolved to recommend that Apellis’ stockholders accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Time and in which Biogen is required to cause Purchaser to extend the Expiration Time. Specifically, subject to Biogen’s rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser shall (and Biogen shall cause Purchaser to) extend the scheduled Expiration Time as required by applicable law and extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days (as defined in the Merger Agreement) per extension if, as of the then-scheduled Expiration Time, any Offer Condition (other than solely the Minimum Condition) is not satisfied and has not been waived by Purchaser or Biogen, to permit such Offer Condition to be satisfied. Purchaser also must extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied but all other Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived, to permit the Minimum Condition to be satisfied, except that Purchaser will not be required to extend the Offer in the case of the foregoing for more than thirty (30) Business Days in the aggregate. However, Purchaser is not required to, and without Apellis’ written consent, may not, extend the Offer beyond one minute after 11:59 p.m., Eastern time, on September 30, 2026. If Purchaser extends the Offer, such extension will extend the time that tendering stockholders will have to tender (or withdraw) their Shares.

Biogen and Purchaser expressly reserve the right to increase the Offer Price and the right to waive or make any other changes to the terms and conditions of the Offer Conditions. However, without the prior written consent of Apellis, Biogen and Purchaser are not permitted to (i) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the maximum number of Shares sought to be purchased in the Offer, (ii) extend or otherwise change the Expiration Time, except as permitted under the Merger Agreement, (iii) terminate the Offer prior to any scheduled Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms, (iv) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (v) amend, change or waive the Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition or the Termination Condition, (vi) amend, modify or supplement any Offer Condition or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined in the Merger Agreement) or (vii) impose any condition to the Offer other than the Offer Conditions.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Biogen and Apellis will consummate the Merger as soon as practicable. Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s irrevocable acceptance for purchase of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. For the avoidance of doubt, Biogen is not required to deposit any funds related to any CVR with the Depositary; neither Purchaser nor Biogen will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, retain tendered Shares on Purchaser’s behalf, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Apellis will cease to be a publicly traded company and will become a wholly owned subsidiary of Biogen.

At or prior to the Acceptance Time, Biogen, Apellis and the Rights Agent will execute the CVR Agreement, which will govern the terms of the CVRs. Neither Purchaser nor Biogen will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 13, 2026.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of tenders of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. None of Biogen, Purchaser, Apellis, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, Biogen and Apellis pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, Purchaser expects the Merger to occur following the consummation of the Offer without a subsequent offering period. The Merger Agreement does not permit a subsequent offering period for the Offer without Apellis’ prior written consent.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Apellis has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Apellis as of April 1, 2026, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, with respect to which there is uncertainty. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger, and payments (if any) with respect to the CVRs. See Section 5—“Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the notice of guaranteed delivery may be directed to the Information Agent at its telephone numbers and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Neither Biogen nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to Innisfree M&A Incorporated in its capacity as the Information Agent and Equiniti Trust Company, LLC in its capacity as the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call: (866) 239-1762 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

April 14, 2026